November 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:                             Station Casinos Corp.

Registration Statement on Form S-1

Filed October 13, 2015
File No. 333-207397

Ladies and Gentlemen:

On behalf of our client, Station Casinos Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 10, 2015 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on October 13, 2015 (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in the first amendment to the registration statement on Form S-1/A (“Amendment No. 1”) filed concurrently herewith via EDGAR.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

General

1.                          It appears that some of the property pictures included in the forepart of the prospectus include properties that are managed and not owned by you. Please revise your disclosure where those pictures appear to clarify this fact.

Response:

In response to the Staff’s comment, the Company has revised the pictures included in the forepart of the prospectus to conspicuously label pictures of managed properties.

2.                          Please provide us with support for the following statements used in the registration statement:

•                  No new major gaming facilities have opened in the Las Vegas regional market that cater predominantly to Las Vegas residents since 2009 and no new development of such facilities has been announced.

•                  In addition, we estimate that nearly half of the adult population of the Las Vegas metropolitan area are members of our Boarding Pass program and have visited one or more of our properties during the twelve months ended June 30, 2015.

•                  We believe that this focus has contributed to Adjusted EBITDA margins that compare favorably to our public peers over the past several years.

•                  . . . flexible , low-leverage capital structure relative to our public peers.

•                  . . . our track record of successful development and management of Native American casinos to secure additional development opportunities.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.  In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief. Please ensure that you update your disclosure to the extent more recent information is available.

Response:

In response to the Staff’s comment, the Company is supplementally providing to the Staff in separate correspondence supporting documentation for the statements highlighted in the Staff’s comment.

3.                               Your disclosure indicates that you intend to use a substantial part of your proceeds from this offering to acquire LLC Units in Station Holdco.  Please provide us with an analysis as to whether or not Station Holdco should be a co-registrant in this offering pursuant to Rule 140 under the Securities Act. Please include in your analysis whether or not you consider the LLC Units to be securities.

Response:

The Company respectfully acknowledges the Staff’s comment and submits that Rule 140 under the Securities Act is not applicable to the Company, Station Holdco or this offering.  Rule 140 provides that a person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, to furnish the proceeds with which to acquire the securities of such issuer(s), is to be regarded as engaged in the distribution of securities of such issuer(s) within the meaning of Section 2(a)(11) of the Securities Act.

As described in the Registration Statement, Station Holdco and its subsidiaries are in the gaming and entertainment industry, with Station Holdco acting as the holding company for the consolidated group.  Station Casinos Corp. was created for the purposes of this offering and has engaged to date only in activities in contemplation of this offering.  As described in the Registration Statement, prior to the consummation of this offering, several reorganization transactions will occur whereby Station Casinos Corp. will become the ultimate holding corporation whose principal asset will be an equity interest in Station Holdco.

This is commonly referred to as an “Up-C” structure for completing an initial public offering of a business conducted by an entity that is taxed as a partnership for U.S. federal income tax purposes.  While the current holders of limited liability company interests in Station Holdco will retain an economic interest in Station Holdco, they will not have voting rights in Station Holdco following the consummation of this offering and the associated reorganization transactions.  Instead, they will have voting rights in the Company by virtue of the shares of Class B Common Stock of the Company that they will be issued prior to this offering.  In addition, the results of operations of Station Holdco and its subsidiaries will be consolidated in the financial statements of the Company.

The Company will be the sole managing member of Station Holdco, which will continue to operate its substantial gaming and entertainment business.  As the sole managing member of Station Holdco, the Company’s primary purpose will be to make operational, management and administrative decisions relating to the business of its consolidated subsidiary, Station Holdco.

The purchase of LLC Units by the Company with proceeds from the sale of Class A Common Stock of the Company in this offering is therefore not the “chief part” of the business of the Company, but rather is designed to facilitate the initial public offering while enabling the existing members of Station Holdco to maintain the flow-through tax benefits of a partnership structure.  Further, with respect to the LLC Units to be purchased by the Company using the proceeds from this offering, courts and the Staff have concluded that neither general partner nor managing member interests are securities where the holder of such an interest has operational control over the issuer of the interest(1).

We believe the rationale for the adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, which could permit a company to avoid liability associated with publicly registering an offering of securities through the use of another issuer’s registered sale of its own securities.  We believe these policy concerns are not present here as the Up-C structure is being implemented for the purposes discussed above.  Accordingly, Station Holdco should not be included as a co-registrant.  Furthermore, we believe that application of Rule 140 to the Company would raise the question of potential applicability of the rule to any public issuer that conducts its business through its subsidiaries, which would go beyond the text and intent of the rule.

(1)  With respect to general partner interests, see Williamson v. Tucker, 645 F.2d 404, 419-25 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Scudder, Stevens & Clark, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986).  With respect to managing member interests, see Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332-34 (S.D.N.Y. 1999); Great Lakes Chem. Corp. v. Monsanto, 96 F. Supp. 2d 376, 391-92 (D. Del. 2000); Robinson v. Glynn, 349 F.3d 166, 170-71 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 163-66 (S.D.N.Y. 2001).

4.                               We note your disclosure that prior to the completion of this offering, Station Holdco will amend and restate its limited liability company agreement to modify its capital structure by converting the different classes of interests currently held by its existing owners into LLC Units.  Please supplementally provide us your analysis as to whether this modification into LLC Units creates the offer of a new security, and if so, the exemption from registration that Station Holdco will rely on.

Response:

Pursuant to Station Holdco’s Second Amended and Restated Limited Liability Company Agreement, there are currently two classes of interests currently held by its existing owners: Common Units and Profit Units.  As described in the Registration Statement, the Company will issue restricted shares of Class A Common Stock pursuant to the terms of the Station Casinos Corp. 2015 Equity Incentive Plan in substitution for all of the outstanding Profit Units.  Consequently, the capital structure modification contemplated by the Third Amended and Restated Limited Liability Company Agreement of Station Holdco is an amendment of the limited liability company agreement of Station Holdco to provide that Station Holdco will be managed by a managing member instead of a board of managers that is elected by holders of Common Units in accordance with a voting agreement.

In Abrahamson v. Fleschner(2), the Second Circuit set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.”  If the change in the nature of the investment or the risks associated therewith is insignificant, there is no purchase or sale of a security.(3) Further, the significance of a change in the nature of an investment turns on whether the change in the associated risk is significant.(4)  Another important consideration in evaluating the significance of a change focuses on whether or not such proposed changes are adverse to the holders of such securities.(5)  A purchase or sale of a new security may arise “when the nature and the term of an investor’s involvement in a business enterprise are substantially altered by the creation of new rights or obligations.”(6)  Additionally, certain courts have also examined the “economic reality of the transaction” and found “nominal” changes did not constitute the offering of a new security.(7)

In this instance, the amendment of the limited liability agreement governing the currently outstanding Common Units does not constitute such a significant change in the nature of the holders’ investment or in the risks associated with such investment so as to give rise to the offer and sale of a new security.  The risks associated with an investment in LLC Units are substantially the same as those associated with an investment in the Common Units, as the business enterprise of Station Holdco and its subsidiaries will remain the same following the consummation of this offering.  Further, the amendment will not create any new obligations on the part of the holders.  Although the limited liability company will be amended to provide that the Company, as managing member of Station Holdco, will make all management and operational decisions regarding the Company, the change in voting rights does not substantially modify the existing rights of the holders of the Common Units.  Although Station Holdco is currently managed by a board of directors that is elected by holders of Common Units, the

(2)  See Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Circ. 1977).

(3)  See Allard v. Arthur Anderson & Co., 957 F. Supp 409, 420 (S.D.N.Y. 1997).

(4)  Id.

(5)  See e.g. S.E.C. v. Associated Gas & Electric Co., 99 F.2d 795 (2nd Cir. 1938) (holding that the extension of the maturity date of a debt security increased the risk to the holder and therefore constituted the sale of a new security).

(6)  See Ingenito v. Bermec Corp., 276 F.Supp. 1154, 1181 (S.D.N.Y. 1974).

(7)  See Keys v. Wolfe, 709 F.2d 413, 417 (5th Cir. 1983) (citing Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982)).

Common Units do not have other voting rights and decisions that are made by holders of Common Units are governed by an equityholders agreement that dictates, among other things, composition of the board of directors of Station Holdco and determinations regarding a sale of Station Holdco or all or substantially all of its assets.  Further, the holders of LLC Units are expected to acquire shares of the Company’s Class B Common Stock, which will entitle them to vote for the board of directors of the Company and all other matters that are voted on by the stockholders of the Company, which will enable them to have significant input on the management of the Company and, indirectly, management of Station Holdco.  The LLC Units will otherwise retain all of the characteristics of the presently outstanding Common Units, such that the amendment does not present an adverse change to the holders.  The amendment will benefit the holders in two significant ways.  Because the exchange agreement to be entered into in connection with this offering will provide holders of LLC Units with the right to exchange their LLC Units for shares of the Company’s Class A Common Stock (or cash, at the Company’s option), the liquidity of the holders’ LLC Units will be improved over the Common Units they presently hold.  Further, the holders of LLC Units will be entitled to benefits under the tax receivable agreement to be entered into in connection with this offering.

Accordingly, the amendment of Station Holdco’s limited liability company agreement is beneficial to the holders of the existing Common Units, will not create any new obligations for the holders and will preserve the economic terms applicable to the existing Common Units, such that it should not be considered a fundamental change in the nature of the investment or in the risks associated with such investment or constitute an offer or sale of a new security.

5.                               We also note your disclosure that Station Corp., Station Holdco and the existing owners are expected to enter into an exchange agreement under which the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Station Corp.’s Class A Common Stock and that when LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for Class A Common Stock by a holder of LLC Units pursuant to such exchange, such shares of Class B Common Stock will be cancelled.  Please revise your disclosure to clarify, if true, that these shares of Class B Common Stock that will be cancelled are outstanding securities of Station Holdco. Please also provide us your analysis as to the exemption from registration you are relying on for the issuance of Class B Common Stock of the registrant to existing owners.

Response:

The Company respectfully advises the Staff that the shares of Class B Common Stock that will, together with LLC Units, be exchanged for shares of Class A Common Stock (or cash, at the Company’s option) will be issued by the Company to members of Station Holdco prior to the consummation of the offering and are not currently outstanding securities of Station Holdco.  Accordingly, the Company does not believe that revisions to the disclosure are necessary.  The shares of Class B Common Stock will be issued by the Company to members of Station Holdco pursuant to a private placement conducted under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D.  The offer and sale of shares of Class B Common Stock will be made only to four entities that are members of Station Holdco and are accredited investors that are either controlled by the Fertitta family or are large institutions with a substantive preexisting relationship with Station Holdco resulting from their long term ownership of securities of Station Holdco.

6.                               You state that you may issue shares of Class A Common Stock to existing owners of LLC Units, Merging Blockers, holders of Warrants and holders of profit units or, in the case of the warrants, amend the Warrants such that they are for Class A Common Stock. Please confirm to us that you are registering the issuance of these shares or modification of securities on this registration statement. Alternatively, provide us your analysis as to why registration is not necessary.  In addition, to the extent holders of LLC Units may exchange such units for Class A Common Stock in the future, please provide us your analysis of the applicability of Rule 415 to this offering.

Response:

The Company respectfully advises the Staff that the issuance of restricted shares of Class A Common Stock to holders of profit units is expected to be made under the Company’s 2015 Equity Incentive Plan and that such issuance is expected to be registered pursuant to a registration statement on Form S-8.  The Company further advises that the warrants will not be amended to allow for the issuance of Class A Common Stock upon exercise, and the Company has revised its disclosure accordingly. The issuance of shares of Class A Common Stock in the Blocker Mergers, upon exchange of LLC Units and shares of Class B Common Stock will be made in reliance on Section 4(a)(2) of the Securities Act or Regulation D and will not be registered pursuant to this registration statement. The Company further advises the Staff as follows:

•                  The aggregate number of parties that will receive shares of Class A Common Stock pursuant to the Blocker Mergers is approximately twenty seven.  All of such parties are accredited investors that are large institutions with a substantive preexisting relationship with Station Holdco resulting from their long term ownership of interest in the Merging Blockers.  The only assets of the Merging Blockers are securities issued by Station Holdco.  In addition, the merger agreements relating to the Blocker Mergers were executed prior to the filing of the registration statement and are subject to no conditions other than the consummation of the IPO.

•                  Only five parties will receive LLC Units upon exercise of the Warrants.  All of such parties are entities that are accredited investors that are either controlled by Frank and Lorenzo Fertitta or are large institutions with a substantive preexisting relationship with Station Holdco resulting from their long term ownership of securities of Station Holdco.

•                  The Company expects that, following the consummation of the Blocker Mergers and the substitution of restricted shares of Class A Common Stock for profit units, there will be only four members of Station Holdco that will hold LLC Units that will, together with shares of Class B Common Stock, be exchangeable for shares of Class A Common Stock (or cash, at the Company’s option) and that such exchange will be on the terms set forth in the exchange agreement that will be executed in connection with the Reorganization Transactions.  Each of such members is an accredited investor that is either controlled by Frank and Lorenzo Fertitta or a large institution with a substantive preexisting relationship with Station Holdco resulting from its long term ownership of securities of Station Holdco.

The Company does not believe that Rule 415 is applicable to this offering as any shares of Class A Common Stock sold in the offering will be included in the underwritten offering and will not be made pursuant to a delayed or continuous offering.  In addition, to the extent such shares are not sold in this underwritten offering, the Company intends to register the resale of such shares of Class A Common Stock issued in the private placements described above pursuant to the terms of registration rights that are expected to be included in the amended and restated limited liability company agreement of Station Holdco to be entered into in connection with the Reorganization Transactions and that such offering may be made pursuant to Rule 415.

7.                               Please provide us your analysis as to whether the issuance of Class A Common Stock in exchange for LLC Units implicates the roll-up rules.  See Item 901 of Regulation S-K that defines a roll-up transaction as one involving the combination of one or more partnerships in which some or all of the investors will receive new securities.  Please include in your analysis whether Station Holdco is a “partnership” as defined under the roll-up rules.

Response:

The Company respectfully submits that the exchange of LLC Units for shares of the Company’s Class A Common Stock is not a “roll-up transaction” within the meaning of paragraph (c)(1) of Item 901 of Regulation S-K.

We note that neither Station Holdco nor the Company is a finite-life entity, such that neither entity constitutes a “partnership” as defined in Item 901 of Regulation S-K.  Even if Station Holdco were deemed to be a “partnership,” we believe one or more clauses of paragraph (c)(2) of Item 901 of Regulation S-K would render the roll-up rules inapplicable to the exchange arrangement contemplated by the third amended and restated limited liability company agreement of Station Holdco (the “LLC Agreement”) and the exchange agreement to be entered prior to the consummation of this offering as described in the Registration Statement.

For example, the exchange right will be set forth in the LLC Agreement in addition to the exchange agreement to be executed concurrently therewith(8).  Further, all holders of LLC Units will have the right to retain their LLC Units on substantially the same terms as they shall exist upon the consummation of this offering(9).  Finally, holders of LLC Units would not, as a result of an exchange of LLC Units for shares of the Company’s Class A Common Stock (or cash, at the Company’s option), be subject to a significant adverse change with respect to voting rights, the terms of the existence of the entity, management compensation or investment objectives(10).  Specifically, no holder of LLC Units (other than the Company) in its capacity as such will have the right to participate in the management of Station Holdco.  Section 8.1(b) of the LLC Agreement will expressly state that, except as expressly provided therein, “no Member other than the Managing Member shall have any right to approve or otherwise consent to any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote or consent with respect to under the Act, at law, in equity or otherwise.”  Furthermore, the management compensation and investment objectives of Station Holdco and the Company are identical, as the Company, upon consummation of this offering, will be a holding company that conducts all of its business and affairs through Station Holdco and its subsidiaries.

(8)  See clause (i) of paragraph (c)(2) of Item 901 of Regulation S-K.

(9)  See clause (viii) of paragraph (c)(2) of Item 901 of Regulation S-K.

(10)  See clause (vii) of paragraph (c)(2) of Item 901 of Regulation S-K.

Non-GAAP Financial Measures, page ii

8.                               We note your disclosure that Adjusted EBITDA includes adjustments for non-recurring items. Given the nature of the adjustments on page 19, it is not clear why any of these would be non-recurring. Please clarify and/or revise to remove the reference to non- recurring in your amended filing. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

Although the Company believes that the adjustments to EBITDA relating to the donation to the University of Nevada at Las Vegas and management fees will be non-recurring, in consideration of the nature of the other adjustments and in response to the Staff’s comment, the Company has revised its disclosure on page ii of the prospectus to remove the reference to non-recurring items.

Use of Proceeds, page 50

9.                               Please revise to provide the information required by Instruction 5 to Item 504 of Regulation S-K or provide relevant cross-references. Also consider providing a cross- reference to the section that details how Station LLC will fund the remaining balance of the Fertitta Entertainment Acquisition.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the prospectus.

Dividend Policy, page 51

10.                        Please tell us whether you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. For example, we note that because Station Corp. must pay taxes and make payments under the new tax receivable agreement that amounts ultimately distributed as dividends to holders of your Class A Common Stock are expected to be less than the amounts distributed by Station Holdco to its members on a per LLC unit basis.

Response:

The Company respectfully advises the Staff that it believes that the historical statements of operations and cash flow data together with the pro forma statements of operations provide investors a reasonable basis to evaluate the Company’s ability to pay dividends in the future. Although Station Holdco is a partnership for federal income tax purposes and, as a result, has not historically paid income taxes, the pro forma statements of operations reflect the impact of the payment of taxes in the periods reflected and, as a result, provide investors sufficient information to evaluate the amount of cash that would have been available for distributions to holders of Class A Common Stock in such periods.  In addition, the Company believes that any adverse impact of future payments under the tax receivable agreement on the ability of the Company to make distributions to holders of Class A Common Stock should generally be offset by the cash tax benefits realized by the Company from using the “Up-C” structure to implement the initial public offering. Such payments will generally be made only if the amount of income tax that would otherwise be required to be paid by the Company is reduced as a result of a step up in the basis of Company assets resulting from an exchange of LLC Units for shares of Class A Common Stock or cash.  Further, because the amount payable by the Company under the tax receivable agreement is only 85% of the amount of the tax benefit recognized by the Company, the payments required to be made under the tax receivable agreement should not reduce the amounts otherwise available for distribution to holders of Class A Common Stock.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

11.                               We note your disclosure that restricted shares of Class A common stock will be issued to certain employees or former employees in substitution of profit units held by those individuals in Station LLC. Please clarify where this transaction has been reflected in your unaudited pro forma combined financial statements and tell us how you will account for this transaction. Cite all relevant accounting literature within your response.

Response:

In response to the Staff’s comment, the Company respectfully submits that the issuance of restricted shares of Class A Common Stock to the holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will not have any impact to, and is not reflected in, the Company’s unaudited pro forma combined financial statements.

The Company considered the Station Casinos Corp. 2015 Equity Incentive Plan and the terms of the exchange under ASC 718, Compensation — Stock Compensation, in its evaluation of the issuance of restricted shares of Class A common stock to the holders of profit units issued by Station Holdco, which the Company determined will be a cancellation and concurrent replacement of equity awards.  Under ASC 718-20-35-8, the Company would account for the exchange as a modification of the cancelled profit units, because the cancellation is accompanied by the concurrent grant of restricted shares. The Company will measure the incremental compensation as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date in accordance with paragraph ASC 718-20-35-3. Thus, the total compensation cost measured at the date of a cancellation and replacement will be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus the incremental cost resulting from the cancellation and replacement.  However, the Company intends to issue an amount of restricted shares with a fair value equal to the fair value of the cancelled profit units, and no incremental stock-based compensation adjustment will be recorded in the unaudited pro forma condensed combined statement of operations.

Although the exchange is not expected to have an impact to the Company’s unaudited pro forma combined financial statements, the Company has added additional disclosure of the accounting treatment for the exchange. See page 66 of the prospectus.

12.                               Please revise to present a separate column for the Fertitta Entertainment acquisition. Each adjustment related to the acquisition should be footnoted with a detailed explanation of how the amount was derived.

Response:

The Company respectfully notes that since April 30, 2012, Station Holdco and Fertitta Entertainment and their respective consolidated subsidiaries have been under the common control of brothers Frank J. Fertitta III and Lorenzo J. Fertitta, as they collectively hold more than 50% of the voting and economic interests of each entity.  These immediate family members have consistently voted their shares in concert as a group.  Accordingly, the column representing the historical financial information of Station Holdco, our predecessor for accounting purposes, represents the effect of the retrospective combination of the financial statements of Station Holdco and Fertitta Entertainment.  The Company has determined the Fertitta Entertainment Acquisition will constitute an acquisition of an entity under common control which will not require the application of the acquisition method of accounting under ASC 805, Business Combinations.  However, the Fertitta Entertainment Acquisition will provide for the transfer of certain assets by Fertitta Entertainment prior to, and the repayment of certain liabilities of Fertitta Entertainment in connection with, the acquisition.  As such, the Company has included a separate column for the transfer of these assets and the repayment of these liabilities in connection with the Fertitta Entertainment Acquisition in the Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations. See pages 59-61 of the prospectus.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 61

13.                               We note a portion of the net offering proceeds will be used to pay certain transaction expenses related to the Fertitta Entertainment Acquisition. Please clarify how this information reconciles to the information presented in the Use of Proceeds table on page 50.

Response:

In response to the Staff’s comment and because the proceeds from the offering will be used to pay a portion of the purchase price for the Fertitta Entertainment Acquisition and will not be sufficient to also pay expenses associated with such transactions, the Company has revised the disclosure on page 62 of the prospectus.

Our Key Performance Indicators, page 69

14.                        We note your disclosure of certain key performance indications in this section and your statement on page 2 that a significant majority of your gaming revenue is generated by Boarding Pass members.  Please tell us whether period to period data on these key performance indicators would be material to an investor’s understanding of your financial condition and results of operations.  Please also tell us if you consider any same store metrics in evaluating your performance that are key performance indicators.

Response:

The Company respectfully advises the Staff that it has added disclosure regarding period to period changes in drop, hold percentage and slot handle because it believes that trends in these key performance indicators will aid an investor in evaluating changes in the Company’s results in operations in reported periods.  The Company further advises the Staff that it does not believe that additional data on gaming revenue generated by Boarding Pass members would be material to an investor’s understanding of the Company’s financial condition and results of operations because the percentage of revenue generated by Boarding Pass members is consistent from period to period and the Company does not believe that drop, hold or other performance indicators applicable to Boarding Pass members are materially different than other visitors to the Company’s properties.  The Company also respectfully advises the Staff that because there is significant customer overlap among its Las Vegas properties and its Las Vegas properties compete with each other, it does not consider same store metrics as key performance indicators.

Results of Operations, page 71

15.                        Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes.  By way of example only, please disclose the reasons behind the higher slot and table game revenue and improved operating results at Graton Resort and Gun Lake, to the extent material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74-79 of the prospectus.

Financial Condition and Liquidity, page 80

16.                        We note that you have various properties and projects that are in development. To the extent material, please consider providing additional disclosure on these developments, such as anticipated completion dates, scope of development, costs incurred to date and budgeted costs.

Response:

The Company respectfully advises the Staff that the expected capital improvement projects discussed in the Financial Condition and Liquidity section are improvement projects at the Company’s existing properties, none of which is individually material.  These projects include new slot machines and related gaming equipment, hotel room and restaurant remodeling projects, and other casino/resort upgrades and enhancements.

Credit Facility, page 84

17.                        We note your disclosure on page 85 that, “At June 30, 2015, our total leverage ratio was 4.58 to 1.00 and our interest coverage ratio was 3.75 to 1.00, both as defined in the Credit Facility, and we believe we were in compliance with all applicable covenants.” We further note your disclosure on pages 50 and 81 that “the balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC” and “Station LLC’s ability to incur additional debt pursuant to such increased borrowing capacity is subject to compliance with the covenants in the Credit Facility and the Indenture, including pro forma compliance with the financial covenants contained in the Credit Facility and compliance with covenants contained in the Credit Facility and Indenture limiting the ability of Station LLC to incur additional indebtedness,” respectively.  Please tell us whether the contemplated transactions would materially impact your financial covenant calculations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the prospectus to present its total leverage and interest coverage ratios on a pro forma basis after giving effect to the Offering and Reorganization Transactions.  The Company expects that Station LLC will remain in compliance with the covenants set forth in the Credit Facility and the Indenture following its incurrence of additional indebtedness to fund the balance of the Fertitta Entertainment Acquisition.

Regulation and Licensing, page 115

18.                        We note your disclosure that Nevada Gaming Authorities must approve the ownership of significant stockholders in your business.  We also note that one of your significant stockholders, GACC, is an affiliate of Deutsche Bank, and a request has been made to Nevada authorities to review the appropriateness Deutsche Bank’s interest in your business under these standards.  See article available at http://www.bloomberg.com/ news/articles/2015-07-10/deutsche-bank-s-casino-investment-challenged-over-libor-plea.  To the extent material, please revise your disclosure to describe the impact of Nevada authorities denying Deutsche Bank’s involvement as a significant stockholder.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 41-42 of the prospectus.

Acquisition of Fertitta Entertainment, page 151

19.                        Please expand your disclosure to specifically name each of the related parties, including the basis of their relation, that will receive a benefit and the amount of such benefit as a result of the Acquisition of Fertitta Entertainment.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 155-156 of the prospectus.

20.                        Please also confirm that there is no termination fee under the existing management agreement that you will be required to pay as a result of the Acquisition of Fertitta Entertainment.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that no termination fees will be due and payable as a result of the Fertitta Entertainment Acquisition.

Principal and Selling Stockholders, page 156

21.                        Please revise your disclosure to provide the amount of Class A Common Stock that will be offered for the security holder’s account as required by Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 160 of the prospectus.  The Company respectfully advises the Staff that it will add additional details once the selling stockholders and the number of shares to be sold have been determined.

22.                        Please also include disclosure of beneficial ownership as to each class of securities, Class A and Class B, individually, or tell us why such disclosure is not required or otherwise material. See Item 403 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 160 of the prospectus.

23.                        Please separately identify each of the natural persons with sole or shared voting or investment power.  Please refer to Item 507 of Regulation S-K, Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations. For example, please name the affiliate, executive officer and former executive officer referred to in footnote 6 and the relevant natural persons for German American Capital Corporation.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 161-162 of the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-3

24.                        Please include your management agreements for the Gun Lake Casino and the Graton Resort as exhibits or tell us why you believe they are not material contracts required to be filed under Item 601 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the management agreements applicable to the Gun Lake Casino and the Graton Resort as Exhibits 10.31, 10.32 and 10.33.

25.                        Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal opinion, please provide a draft copy for our review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response:

The Company is working diligently to finalize the exhibits and intends to file forms of such documents with the next amendment to the Registration Statement or a separate amendment to facilitate a more expeditious filing of such documents.

The Company expects to enter into the agreements effectuating the reorganization transactions described in the Registration Statement prior to the consummation of the initial public offering, but after effectiveness of the registration statement.  Accordingly, the Company plans to file the executed agreements promptly following their execution on a Current Report on Form 8-K.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact me at (213) 892-4671 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Deborah Conrad

Deborah Conrad

CC:	Securities and Exchange Commission
Daniel Gordon
Shannon Sobotka
Folake Ayoola

Station Casinos Corp.
Frank J. Fertitta III